For Immediate Release	Media Contact: Theresa Miller
May 15, 2009	(973) 802-7455 theresa.miller@prudential.com

SHAREHOLDERS APPROVE REORGANIZATION OF

THE HIGH YIELD INCOME FUND, INC.

AND

THE HIGH YIELD PLUS FUND, INC.

INTO

DRYDEN HIGH YIELD FUND, INC.

NEWARK, N.J. – Shareholders have approved the proposed reorganization of two closed-end funds—The High Yield Income Fund, Inc. (NYSE: HYI) and The High Yield Plus Fund, Inc. (NYSE: HYP) into the open-end Dryden High Yield Fund, Inc. (collectively, the “Funds”).

The reorganizations are expected to occur as of the close of business on the New York Stock Exchange on Friday, June 19, 2009, subject to the satisfaction of customary closing conditions. Upon closing, the shares of HYI and HYP will be exchanged at net asset value for Class A shares of equivalent value of the Dryden High Yield Fund, Inc. The Dryden High Yield Fund, Inc. (PBHAX) is part of the JennisonDryden mutual fund family, the proprietary fund family of Prudential Financial Inc. (NYSE:PRU).

In anticipation of the upcoming reorganizations, the last day for purchases and exchanges into either HYI or HYP will be at the close of business on Monday, June 15, 2009. After that time the shares of HYI and HYP will be halted from trading on the New York Stock Exchange.

For further information on The High Yield Income Fund, Inc. and The High Yield Plus Fund, Inc., call 800-451-6788.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund. For more information regarding the funds, please visit http://www.prudential.com and http://www.jennisondryden.com Prudential Financial, Inc. (NYSE: PRU), a financial services leader with approximately $542 billion of assets under management as of March 31, 2009, has operations in the United States, Asia, Europe, and Latin America. Leveraging its heritage of life insurance and asset management expertise, Prudential is focused on helping approximately 50 million individual and institutional customers grow and protect their wealth. The company’s well-known Rock symbol is an icon of strength, stability, expertise and innovation that has stood the test of time. Prudential's businesses offer a variety of products and services, including life insurance, annuities, retirement-related services, mutual funds, investment management, and real estate services. For more information, please visit http://www.news.prudential.com/.The Fund may invest in high yield (“junk”) bonds, which are subject to greater credit and market risks.

These risks may result in greater share price volatility. There is no assurance the Fund’s objective will be achieved.

Consider a fund’s investment objectives, risks, charges, and expenses carefully before investing. The prospectus contains this and other information about the fund. Contact your financial professional for a prospectus and read it carefully before investing.

0152334-00001-00	Ed. 5/2009